Exhibit 4.8

AMENDMENT NO. 1

This AMENDMENT No. 1 dated as of January 1, 2003 (this “Amendment”), is among COINSTAR, INC., a Delaware corporation (the “Borrower”), each of the lenders that is a party to the Agreement (as defined herein below), and BANK OF AMERICA, N.A., as Administrative Agent (the “Administrative Agent”).

INTRODUCTION

Reference is made to the Credit Agreement dated as of April 18, 2002 (as amended, the “Agreement”), among the Borrower, the Lenders (as defined therein), and the Administrative Agent. The Borrower, the Lenders, and the Administrative Agent have agreed to modify certain financial covenants and make other amendments to the Agreement as set forth herein in connection with the Borrower’s proposed business activities.

THEREFORE, in connection with the foregoing and for other good and valuable consideration, the parties hereto hereby agree as follows:

1. Defined Terms. Unless otherwise defined in this Amendment, terms used in this Amendment which are defined in the Agreement shall have the meanings assigned to such terms in the Agreement.

2. Amendment.

(a) Section 7.06(d) is deleted in its entirety and replaced with the following:

(d) The Borrower is permitted to have spent up to $7,500,000 on or prior to December 31, 2002 on Capital Stock Acquisitions (as defined below). Borrower may spend up to $15,000,000 from January 1, 2003 through the remainder of the term of this Agreement to purchase, redeem or otherwise acquire shares of its capital stock or warrants, rights or options to acquire any such shares for cash (collectively, “Capital Stock Acquisitions”); provided that no Default existed before or would exist immediately after giving effect to such proposed action and provided that Borrower shall not spend more than $7,500,000 on Capital Stock Acquisitions in any fiscal year. In addition to the amounts set forth in the preceding portion of this Section 7.06(d), the Borrower may spend up to an additional $7,500,000 during the term of this Agreement on Capital Stock Acquisitions; provided that (i) Borrower simultaneously with such action pays a like amount as an additional prepayment on the Term Loans which payment shall be made to the Administrative Agent for the benefit of the Lenders and (ii) no Default existed before or would exist immediately after giving effect to such proposed actions.

(b) The following provision is added to the end of Section 7.06 as subsection (e) thereof:

(e) In addition to the amounts Borrower is permitted to spend (in the aggregate or on an annual basis) to purchase, redeem or otherwise acquire shares of its capital stock or warrants, rights or options to acquire any such shares for cash pursuant to Section 7.06(d), Borrower may spend an additional amount for such purposes equal to the aggregate amount of net proceeds received by the Borrower after January 1, 2003 from Borrower’s employee stock purchase program and from proceeds of the exercise of Borrower’s employee stock options.

3. Waiver and Consent. The undersigned parties hereby waive the provisions of Section 7.02(g), 6.02(e) and any other provisions of the Agreement solely to the extent necessary to permit the acquisition by the Borrower of Prizm Technology, Inc., a Delaware corporation and hereby consent to such acquisition; provided that (i) the purchase price for such acquisition shall not exceed $600,000, to be paid by Borrower at the closing, plus the balance of the earn-out payment to be paid by Borrower substantially in accordance with the Non-Binding Term Sheet between Borrower and Prizm Technology, Inc., dated December 23, 2002 and (ii) such acquisition occurs on or prior to March 31, 2003. This waiver and consent is limited to the extent described herein and shall not be construed to be a waiver of any other terms of the Agreement or Loan Documents or to apply to any other Acquisitions.

4. Representations and Warranties. The Borrower represents and warrants that (a) the execution, delivery, and performance of this Amendment are within the corporate power and authority of the Borrower and have been duly authorized by appropriate proceedings, (b) this Amendment constitutes legal, valid, and binding obligations of the Borrower enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the rights of creditors generally and general principles of equity, and (c) upon the effectiveness of this Amendment, no Event of Default shall exist under the Agreement and there shall have occurred no event which with notice or lapse of time would become an Event of Default under the Agreement, as amended.

5. Effect on Loan Documents. Except as amended herein, the Loan Documents remain in full force and effect as originally executed. Nothing herein shall act as a waiver of the Administrative Agent’s or the Lenders’ rights under the Loan Documents as amended, including the waiver of any default or event of default, however denominated, except as specifically provided herein. The Borrower must continue to comply with the terms of the Loan Documents, as amended. This Amendment is a Loan Document for the purposes of the provisions of the other Loan Documents. Without limiting the foregoing, any breach of representations, warranties, and covenants under this Agreement shall be a default under the other Loan Documents.

6. Effectiveness. This Amendment shall become effective and the Agreement shall be amended as provided in this Amendment effective on the date first set forth above upon the occurrence of the following conditions precedent:

(a) the Administrative Agent shall have received duly executed counterparts hereof signed by the Borrower, the Administrative Agent, and the Required Lenders; and,

(b) the Borrower shall have paid all fees and expenses required in connection herewith.

7. Miscellaneous. The miscellaneous provisions of the Agreement apply to this Amendment. This Amendment may be signed in any number of counterparts, each of which shall be an original and may be delivered by facsimile.

THIS WRITTEN AMENDMENT AND THE LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

EXECUTED as of the date first above written.

COINSTAR, INC.

By:	/s/ Diane L. Renihan
Name:	DIANE L. RENIHAN
Title:	CFO

BANK OF AMERICA, N.A., as Administrative Agent

By:	/s/ S M Paul
Name:	SUZANNE M. PAUL
Title:	Vice President

BANK OF AMERICA, N.A., as a Lender

By:	/s/ Gary L. Mingle
Name:	GARY L. MINGLE
Title:	Senior Vice President

SILICON VALLEY BANK

By:	/s/ Scott Bergquist
Name:	SCOTT BERGQUIST
Title:	S.V.P.

KEY BANK, NA

By:	/s/ Larry T. Burker
Name:	LARRY T. BURKE
Title:	E.V.P.

COMERICA BANK-CALIFORNIA

By:	/s/ Jeff Roberts
Name:	JEFF ROBERTS
Title:	E.V.P.

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Christine M. Bomgardner
Name:	CHRISTINE M. BOMGARDNER
Title:	V.P.

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